Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

DUQUESNE LIGHT HOLDINGS, INC.

(the “Corporation”)

ARTICLE 1. Name. The name of the Corporation is Duquesne Light Holdings, Inc.

ARTICLE 2. Registered Office. The address of the Corporation’s current registered office in the Commonwealth of Pennsylvania is 411 Seventh Avenue, Pittsburgh, Pennsylvania 15219, in Allegheny County, Pennsylvania.

ARTICLE 3. Purpose. The purpose of the Corporation is the engaging in all lawful business for which corporations may be incorporated under the Pennsylvania Business Corporation Law of 1988, as amended.

ARTICLE 4. Share Capital. The aggregate number of shares of capital stock that the Corporation is authorized to issue is 100 shares, all of which are designated as common stock with the par value of $0.01 per share.

ARTICLE 5. Term of Existence. The term for which the Corporation is to exist is perpetual.